SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

February 22, 2018

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD., IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT AND IN THE PROXY AND INFORMATION STATEMENT, DATED AS OF NOVEMBER 27, 2017, FILED AS EXHIBIT 99.1 TO THE REPORT ON FORM 6-K OF KENON HOLDINGS LTD. FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 27, 2017.

Exhibits

99.1	Press Release, dated February 22, 2018: Kenon Announces Record Date and Distribution to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: February 22, 2018	By:	/s/ Barak Cohen
	Name:	Barak Cohen
	Title:	Co-Chief Executive Officer

KENON HOLDINGS LTD.

	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Co-Chief Executive Officer